Via Facsimile and U.S. Mail
Mail Stop 6010

September 4, 2008

Mr. Patrick A. McGowan
Chief Financial Officer
TapImmune Inc.
Unit 2, 3590 West 41st Avenue,
Vancouver, British Columbia, Canada V6N 3E6

Re: TapImmune Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
File No. 0-27239

Dear Mr. McGowan:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

Sincerely,

Joel Parker
Branch Chief